UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TransitNet LLC

Legal status of issuer

>*Form*
>Limited Liability Company

>*Jurisdiction of Incorporation/Organization*
>California

>*Date of organization*
>January 2, 2020

Physical address of issuer
360 North Pacific Coast Hwy, Suite 2000, El Segundo, CA 90245

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	55,000	0
Cash & Cash Equivalents	5,000	0
Accounts Receivable	0	0
Short-term Debt	35,238	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	36,988	0
Taxes Paid	0	0
Net Income	-30,238	0

May 22, 2025

FORM C-AR

TransitNet LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by TransitNet LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at transitnet.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 22, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

TransitNet LLC (the "Company") is a California Limited Liability Company, formed on January 2, 2020.

The Company is located at 360 North Pacific Coast Hwy, Suite 2000, El Segundo, CA 90245.

The Company's website is transitnet.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

The company is currently idle (non-operational).

RISK FACTORS

Risks Related to the Company's Business and Industry

While our company builds cloud-based software, its business model is to sell software to individuals and firms that own cryptocurrency or are service providers to such firms. This company is currently idle (non-operational).

The regulatory environment for cryptocurrency in the United States is still dynamic and evolving. The issuance of future regulations could impact businesses' demand for cryptocurrency in ways that we cannot currently anticipate.

This company is currently idle (non-operational).

The US economy currently faces a number of economic risks, including but not limited to geopolitical conflict, high inflation, rising interest rates, stock market volatility, and ongoing uncertainty from the Covid-19 pandemic, This could negatively impact the ability of our prospective clients to purchase our software or invest in new types of technologies.

We assume that use of cryptocurrency as an asset class and payment mechanism will continue to grow in future years.

This company is currently idle (non-operational).

Our firm's software product is early stage and has not yet achieved what is known in the industry as product-market fit.

This company is currently idle (non-operational).

There are significant costs associated with the creation of a cloud-based software company, and most businesses in this industry do not generate a profit for many years, if ever. This company is currently idle (non-operational).

Other firms could enter our field and release competing products.

If these firms are larger, more highly capitalized, or better at executing, they may pose a serious risk to the company's future prospects.

The Company's future success depends on the continued services and performances of key management. This company is currently idle (non-operational).

The Company relies on various intellectual property rights in order to operate its business. This company is currently idle (non-operational).

This company is currently idle (non-operational)

The Company's future success depends on the continued services and performances of key management. This company is currently idle (non-operational).

The Company relies on various intellectual property rights in order to operate its business. This company is currently idle (non-operational).

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. The company is currently idle (non-operational).

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company is currently idle (non-operational).

Business Plan

The company is currently idle (non-operational). Attached to the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Grey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and COO, 2020-Present, TransitNet LLC

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and COO, 2020-Present, TransitNet LLC

Education

Name

CapLinked Inc.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, 2020-Present

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$0.00	General Operations	April 1, 2021	Regulation CF

Ownership

The Company is owned and controlled by a managing entity, CapLinked Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
CapLinked Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

TransitNet, LLC is currently idle (non-operational).

TransitNet, LLC is currently idle (non-operational).

Liquidity and Capital Resources

On April 1, 2021 the Company conducted an offering pursuant to Regulation CF and raised $0.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

The company is currently idle (non-operational).

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Caplinked, Inc
Relationship to the Company	Parent Company
Total amount of money involved	$0
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan with Caplinked, Inc. Settled on Feb 8, 2021.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christopher Grey(Signature)Christopher Grey(Name)President and Co-Founder (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

TRANSITNET LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2020

DATE ISSUED: 17 January 2022

TRANSITNET LLC

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

Procyon • Financial

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of TRANSITNET LLC,

3770 HIGHLAND AVENUE, SUITE 101

MANHATTAN BEACH, CALIFORNIA 90266

I have audited the accompanying financial statements of TRANSITNET LLC, which comprise the Balance Sheet as of December 31, 2020, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of TRANSITNET LLC as of December 31, 2020, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

01/17/2022

3

TRANSITNET LLC

BALANCE SHEET
AS OF DECEMBER 31, 2020

		As of December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	$	5,000
Total current assets		5,000
Intangible assets:		
TransitNet.IO (software)		50,000
Total Intangible assets		50,000
Total Assets	$	**55,000**
Liabilities & Members' Equity		
Current liabilities:		
Due to Member(s)	$	35,238
Total current liabilities		**35,238**
Non-current Liabilities:		
Total non-current liabilities		-
Total Liabilities:	$	**35,238**
Members' equity (deficit):		
Members' capital		50,000
Members' distributions		-
Accumulated Profits (losses)		-
Net income (loss)		(30,238)
Total Members' equity (deficit):		**19,762**
Total Liabilities and Members' equity	$	**55,000**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2020

	2020
Revenue:	
Service revenue	$ -
Total revenues	-
Expenses:	
Payroll & Benefits	6,750
Legal & Professional services	16,650
Advertising & Marketing	13,588
Total Expenses	**36,988**
Income from operations (loss)	**(36,988)**
Other Income (Expenses):	
Other income	6,750
Total Other Income (expenses)	6,750
Net income (loss) for the year	**(30,238)**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

	Members' Capital	Members' Distributions	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2019	-	-	-	-
Members' Capital	50,000	-	-	**50,000**
Members' Distributions	-	-	-	-
Net income (loss)	-	-	(30,238)	**(30,238)**
Ending Balance, December 31, 2020	**50,000**	-	**(30,238)**	**19,762**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2020

	As of December 31, 2020
Cash flow From Operating Activities:	
Net income (loss)	$ (30,238)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in:	
Due to Member(s)	35,238
Net cash provided (used) by operating activities	**5,000**
Cash flow From Investing Activities:	
Acquisition of software	(50,000)
Net cash provided (used) by investing activities	**(50,000)**
Cash flow from Financing Activities	
Members' Capital	50,000
Net cash provided (used) by financing activities	**50,000**
Increase (decrease) in Cash	5,000
Cash, beginning of year	-
Cash, end of year	$ **5,000**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

About the Company & its Nature of operations

TRANSITNET LLC ('the Company'), is a California limited liability company formed on January 27, 2020. The Company operates in the cryptocurrency and network security field and provides tools through its cloud-based SaaS platform which assist with the title verification for digital assets.

The Company is wholly owned by CapLinked, Inc ("CLI" or the "Parent Company").

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

TRANSITNET LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

TRANSITNET LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

Software Development Costs

Costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

TRANSITNET.IO (SOFTWARE)

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020.

The Company built an automated asset collision detection system that can formalize existing, human-based methods and help the financial audit industry more strongly assert more robust due diligence to regulatory agencies. The Company is in the process of evaluating the life of software once it is available for general release and at that time the Company will record amortization.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company made no revenue from services for the year 2020.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Commitment

Economic Interest Owners

Economic Interest Owners ("EIO") are registered owners of TransitNet Tokens who are entitled to receive distributions, if any, from the Token Owners' Account ("TOA"). EIO's have no right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decisions of the Member or Manager.

TRANSITNET LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

Distribution of Available Cash

If an interim distribution to the Members is made, twenty-five percent (25%) of the available cash will be transferred to the TOA and thereafter distributed to the EIO's in the percentage of tokens held by said Owner in proportion to the aggregate number of tokens of all EIO.

Token Owners' Account

The Company will establish and maintain an account designated solely for the benefit of the EIO's. The amount transferred periodically into the TOA will be determined by calculating an amount equal to twenty-five percent (25%) of the following: (i) the net income of the Company distributable to the Members, if any; (ii) the available cash distributed periodically (iii) the net proceeds from the sale of all or substantially all of the Company's assets.

Income taxes

The Company is a single member LLC. Accordingly, it is treated as a disregarded entity for federal, state and local tax purposes. As such, all income and losses are reported by the Parent Company.

Member Capital

The Company is wholly owned by CLI. CLI has the right, title and interest in and to TransitNet.IO software. CLI is an EIO who owns 4.4 million (approx.) TransitNet tokens.

The Company will establish and maintain an individual Capital Account for each Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv).

The Members don't have the right to withdraw its capital contribution or to demand and receive property of the Company or any distribution in return for his/her/its Capital Contribution, except as may be specifically provided in the Operating Agreement or required by law.

<u>Allocation of Net Income, Net Loss, or Capital Gains</u>

The net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated to the Member in accordance with its percentage interests in the Company.

If the Member contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely for income tax purposes and the determination of the Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to Internal Revenue Code Section 704(c) of 1986 and Treasury Regulations Section 1.704-3, be allocated according to the traditional method.

<u>Distribution of Available Cash</u>

Interim distributions made before the dissolution and winding up of the Company may be made periodically. Seventy-five percent (75%) of the available cash of the Company, if any, will be distributed to the Member pursuant to Corporations Code Section 17704.04(a), on the basis of the value (as stated in the Company records at date of distribution) of the contributions received from the Member in accordance with its percentage interest.

Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Members.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On February 5, 2021, the Company received $85,890 from WeFunder, a crowdfunding platform. This amount is covered under SAFE instruments (simple agreement for future equity). SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

On February 8, 2021, the Company settled a liability due to the Parent Company totaling $28,488.

The Company evaluated subsequent events through March 12, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.